                                                                  Exhibit (a)(6)
                                          NMT Medical
                                          27 Wormwood Street
                                          Boston, MA 02210-1625
                                          (Nasdaq/NMS: NMTI)


AT THE COMPANY             AT THE FINANCIAL RELATIONS BOARD/BSMG WORLDWIDE
--------------             -----------------------------------------------
Richard Davis              General Info:            Paula Schwartz
Chief Financial Officer    Analyst Info:            Julie Tu
(617) 737-0930             Media Info:              Deanne Eagle
                           (212) 661-8030


FOR IMMEDIATE RELEASE
---------------------
March 26, 2001


            NMT MEDICAL, INC. REPORTS FOURTH QUARTER 2000 NET INCOME
            --------------------------------------------------------

BOSTON, MA, MARCH 26, 2001 -- NMT Medical today announced financial results for the fourth quarter and twelve months ended December 31, 2000. Total revenues for the fourth quarter were $8.1 million compared with $8.8 million for the fourth quarter of 1999. The revenue decreased due to lower Simon Nitinol Filter(R) (vena cava filters) shipments, partially offset by stabilization of the neurosurgical product lines and increased sales of the Company's CardioSEAL(R) (cardiac septal repair) product line. The Company reported approximately 40% increases in dollars and unit sales of CardioSEAL(R) devices from the fourth quarter of 1999 to 2000.

Pro forma net income from continuing operations for the fourth quarter of 2000 (excluding a one-time charge for settlement of litigation and a gain on sale of the Company's investment in Image Technologies Corporation) was $0.2 million, or $.02 per share, compared to a pro forma net loss from continuing operations in the fourth quarter of 1999 (excluding a charge for impairment of assets of $6.8 million) of $3.1 million, or $.29 per share. Net income for the fourth quarter of 2000 of $1.2 million, or $.11 per share, includes a gain from discontinued operations of $1.3 million which reflects revised estimates of the remaining costs associated with the sale of the Company's former U.K. operations. This compares to a net loss of $13.5 million, or $1.25 per share, for the fourth quarter of 1999, which includes a loss of $3.6 million, or $.33 per share, representing the loss on sale of the Company's former U.K. operations.

Total revenues for the year ended December 31, 2000 were $36.5 million compared to $35.1 million in 1999. The net loss for the 12 months ended December 31, 2000 amounted to $9.6 million, or $.88 per share, compared to a loss of $19.1 million, or $1.77 per share, in 1999. The pro forma net loss from continuing operations for the 12 months of 2000 (exclusive of $7.1 million non-cash asset impairment charge recorded in the second quarter and the fourth quarter non-recurring transactions referenced above) was $2.7 million or $.24 per share, compared to a pro forma loss of $5.0 million (exclusive of non recurring charges for the write down of notes receivable from Image Technologies Corporation, impairment of long-lived assets, and the extraordinary loss on early extinguishment of debt), or $.46 per share in 1999.

NMT Medical Inc.
Reports Fourth Quarter 2000 Net Income
Page 2


Commenting on the overall performance of the Company, John E. Ahern, President and Chief Executive Officer of the Company, noted, "Several key initiatives were executed in the fourth quarter of 2000 to improve the Company's results. Senior management at the Company's cardiovascular and neurosciences business units were given clear operational mandates and focus. Changes were made in the neurosciences management structure and reporting. Cash management and expense control was a key operating initiative. And, a significant refocus was made in the direct sales and marketing programs relative to the Company's proprietary CardioSEAL(R) cardiac septal repair technology in order to improve revenues within that opportunity."

Further commenting on the Company's financial results, Richard E. Davis, Vice President and Chief Financial Officer of the Company said, "Achieving break-even results from continuing operations in the fourth quarter of 2000 reverses a long, persistent trend of operating losses by the Company. During the fourth quarter, the Company was successful in stabilizing the business units, improving its operational cash flow by reducing expenses and headcount and focusing on outstanding collections. Payment for the litigation settlement and a partial payment of the outstanding debt were made subsequent to December 31, 2000."

During the fourth quarter, the Company filed a premarket approval application
(PMA) for its CardioSEAL(R) device with the Food and Drug Administration (FDA). The PMA is the first to be filed by the Company. Additional Company-sponsored cardiac septal repair clinical trials are in progress in the United States.

According to Mr. Ahern, "During our planning process for 2001, we completed a detailed opportunity analysis of the Company's technology and product portfolio. Based on that analysis, we have redirected our resources and focus in the Company's proprietary CardioSEAL(R) cardiac septal repair technology. Beginning in the fourth quarter, we refocused our direct sales and marketing programs to create a leadership position for the Company in an emerging stroke prevention opportunity utilizing the catheter-based CardioSEAL(R) implant. There is a significant adult patient population that have a cardiac septal defect called a patent foramen ovale (PFO) and are also at risk for embolic stroke as a result of that defect. The Company's CardioSEAL(R) septal repair device is currently being used by several leading cardiovascular cath lab centers in the United States and Europe to nonsurgically treat the PFO patient population at risk for embolic stroke."

NMT Medical designs, develops and markets innovative medical devices that utilize advanced technologies and are delivered by minimally invasive procedures. The Company's products are designed to offer alternative approaches to existing complex treatments, thereby reducing patient trauma, shortening procedure, hospitalization and recovery times, and lowering overall treatment costs. The Company's cardiovascular business unit provides the interventional cardiologist, interventional radiologist, and vascular surgeon with proprietary catheter-based implant technologies that minimize or prevent the risk of embolic events. The cardiovascular business unit also serves the pediatric interventional cardiologist with a broad range of cardiac septal repair implants delivered with nonsurgical catheter techniques. The NMT neurosciences business unit serves the needs of neurosurgeons with a range of implantable and single-use products, including cerebral spinal fluid shunts, external drainage products, and the Spetzler(TM) Titanium Aneurysm Clip.

NMT Medical Inc.
Reports Fourth Quarter 2000 Net Income
Page 3




This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including statements regarding the potential of the Company's CardioSEAL(R) technology in treating PFOs, involve known and unknown risks, uncertainties or other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under the heading "Certain Factors That May Affect Future Results" included in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Annual Report on Form 10-K for the year ended December 31, 1999, as amended and subsequent filings with the Securities and Exchange Commission.

To receive NMT Medical's latest news release and other corporate documents via FAX - at no cost - please dial 1.800.PRO-INFO. Enter the Company's symbol NMTI. Or, visit the Company's website at http://www.nmtmedical.com.

              NMT MEDICAL, INC. AND SUBSIDIARIES
              CONSOLIDATED BALANCE SHEETS




                                                                                                        AT DECEMBER 31,
                                                                                                 2000                   1999
                                                                                               --------               --------
              ASSETS
              Current assets:
                     Cash and cash equivalents                                                $ 6,761,144            $ 3,533,475
                     Accounts receivable, net of reserves of $1,079,000 and
                          $913,000 in 2000 and 1999, respectively                               5,446,647              7,900,099
                     Inventories                                                                3,440,254              4,634,348
                     Prepaid expenses and other current assets                                  1,115,070              2,429,016
                                                                                              -----------            -----------
                              Total current assets                                             16,763,115             18,496,938
                                                                                              -----------            -----------
              Property and equipment, at cost:
                     Land & Buildings                                                           4,650,000              4,650,000
                     Laboratory and computer equipment                                          3,555,212              3,284,294
                     Leasehold improvements                                                     3,129,897              3,268,897
                     Equipment under capital lease                                              2,480,512              2,258,982
                     Office furniture and equipment                                             1,103,662              1,062,228
                                                                                              -----------            -----------
                                                                                               14,919,283             14,524,401
                     Less- Accumulated depreciation and amortization                           13,052,460              3,506,354
                                                                                              -----------            -----------
                                                                                                1,866,823             11,018,047
                                                                                              -----------            -----------
              Other assets                                                                        461,474                839,733
              Net assets from discontinued operations                                                 ---              8,392,448
                                                                                              -----------            -----------
                                                                                              $19,091,412            $38,747,166
                                                                                              ===========            ===========
              LIABILITIES AND STOCKHOLDERS' EQUITY

              Current Liabilities:
                     Accounts payable                                                         $ 3,533,194            $ 4,100,081
                     Accrued expenses                                                           5,228,846              4,629,366
                     Current portion of debt obligations                                        1,581,459              1,002,877
                                                                                              -----------            -----------
                              Total current liabilities                                        10,343,499              9,732,324
                                                                                              -----------            -----------
              Long-term debt obligations, net of current portion                                4,421,522             13,570,355
              Deferred tax liability                                                                   --              1,283,008

              Stockholders' equity
                     Preferred stock, $.001 par value
                          Authorized--3,000,000 shares
                          Issued and outstanding--none
                     Common stock, $.001 par value
                          Authorized--30,000,000 shares
                          Issued and outstanding--10,954,463 and 10,783,278
                              shares in 2000 and 1999, respectively                                10,955                 10,784
                     Paid-in Capital                                                           42,031,096             41,439,959
                     Currency Translation Adjustment                                           (1,539,595)              (708,253)
                     Accumulated deficit                                                      (36,176,065)           (26,581,011)
                                                                                              -----------            -----------
                              Total Stockholders' Equity                                        4,326,391             14,161,479
                                                                                              -----------            -----------
                                                                                              $19,091,412            $38,747,166
                                                                                              ===========            ===========




     NMT MEDICAL, INC. AND SUBSIDIARIES


     CONSOLIDATED STATEMENTS OF OPERATIONS




                                                      THREE MONTHS ENDED DECEMBER 31,             YEAR ENDED DECEMBER 31,
                                                      2000                  1999                  2000                  1999
                                                 ------------------------------------        -----------------------------------
Revenues:
   Product sales                                  $  7,913,959          $  7,957,187          $ 35,662,466          $ 32,948,829
   License fees and royalties                          166,265               836,846               810,539             2,130,539
                                                  -----------------------------------         ----------------------------------
                                                     8,080,224             8,794,033            36,473,005            35,079,368
                                                  -----------------------------------         ----------------------------------

Expenses:
   Cost of product sales                             3,114,346             4,598,749            15,018,482            15,215,081
   Research and development                            970,298             1,165,225             4,951,154             4,462,359
   General and administrative                        1,504,673             2,577,010             9,534,577             9,050,244
   Selling and marketing                             1,917,596             2,647,589             8,786,264             8,427,357
   Impairment of long-lived assets                        --               6,801,000             7,054,106             6,801,000
   Settlement of litigation                            673,000                  --                 673,000                  --
   Write-down of note receivable from Image

          Technologies Corporation                        --                    --                    --               1,364,369
                                                  -----------------------------------         ----------------------------------
                                                     8,179,913            17,789,573            46,017,583            45,320,410
                                                  -----------------------------------         ----------------------------------

         Loss from operations                          (99,689)           (8,995,540)           (9,544,578)          (10,241,042)

Other Income (Expense):
   Equity in net loss of Image
   Technologies Corporation                               --                    --                (488,529)
   Gain on sale of investment in Image
   Technologies Corporation                            439,781                  --                 439,781                  --
   Currency transaction gain (loss)                   (249,340)               98,483               190,997               104,625
   Interest expense                                   (198,670)             (777,497)           (1,237,556)           (2,814,211)
   Interest income                                      75,219                29,994               211,098               479,617
                                                        66,990              (649,020)             (395,680)           (2,718,498)
                                                  -----------------------------------         ----------------------------------
         Loss before provision
         (benefit) for income taxes                    (32,699)           (9,644,560)           (9,940,258)          (12,959,540)

Extraordinary loss on early extinguishment
 of debt                                                  --                    --              (2,618,428)
Provision for income taxes                                --                 288,100                  --                 180,000
                                                  -----------------------------------         ----------------------------------

         Net loss from continuing operations           (32,699)           (9,932,660)           (9,940,258)          (15,757,968)

Discontinued operations:
   Income (loss) from discontinued operations             --                 (66,173)                 --                 236,827
   Gain (loss) on sale of discontinued operations    1,277,800            (3,531,552)              345,204            (3,531,552)
                                                  -----------------------------------         ----------------------------------
   Net gain (loss) from discontinued operations      1,277,800            (3,597,725)              345,204            (3,294,725)
                                                  -----------------------------------         ----------------------------------

Net income (loss)                                 $  1,245,101          $(13,530,385)         $ (9,595,054)         $(19,052,693)
                                                  ==================================          ==================================
Basic and diluted net income (loss) per
common share:
         Continuing operations                    $       --            $      (0.92)         $      (0.91)         $      (1.47)
         Discontinued operations                          0.12                 (0.33)                 0.03                 (0.31)
                                                  -----------------------------------         ----------------------------------
         Net income (loss)                        $       0.11          $      (1.25)         $      (0.88)         $      (1.77)
                                                  ==================================          ==================================

Basic and diluted weighted average common
 shares outstanding                                 10,954,463            10,783,125            10,908,945            10,751,070
                                                  ==================================          ==================================


                                       5